PRIMERO CONFIRMS REGISTRATION OF THE CERRO TRANSACTION SCHEME BOOKLET

Toronto, Ontario, March 22, 2013 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today confirmed that the Australian Securities and Investments Commission (“ASIC”) has registered the Scheme Booklet (“Booklet”) for the proposed transaction with Cerro Resources NL (“Cerro”) (ASX/TSX-V: CJO).

In the absence of a Superior Proposal (as that term is defined in the Booklet), the Cerro Board recommendation is unanimously in favour of the transaction and the resolutions to be put forward (as outlined in the Booklet).

Cerro will hold meetings on Tuesday, April 30, 2013 (Australian) to approve the proposed transaction.

A copy of the Booklet, including the Independent Expert’s Report, is available on Sedar (www.sedar.com). Release of the Booklet follows orders made by the Federal Court of Australia.

Other important indicative dates and indicative timing in relation to the approval and implementation of the transaction are set out in detail in the Cerro News Release entitled “Cerro Resources Announces Scheme Booklet and Meetings”, released on March 22, 2013 and available on Sedar (www.sedar.com).

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company intends to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “is possible “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will require”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s proposed transaction with Cerro; the timing of the pending acquisition of the Cerro del Gallo asset; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting the proposed transaction with Cerro; that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to complete the proposed transaction with Cerro; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.